SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D [Rule 13d-101] INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a) (Amendment No. _______)*

Patient Safety Technologies, Inc.
(Name of Issuer)

Common Stock, $0.33 par value
(Title of Class of Securities)

70322H10 6
(CUSIP Number)

David M. Grinberg, Esq. Ben David Orlanski, Esq. Manatt, Phelps & Phillips, LLP 11355 West Olympic Blvd. Los Angeles, California 90064 Tel. No.: (310) 312-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Brian Stewart
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,140,785 (1)(2)(3)
	9	Sole Dispositive Power 1,159,250(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,140,785
12	Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11) 32.71%
14	Type of Reporting Person (see instructions) IN

(1) Represents (i) 148,000 shares of Common Stock issuable upon the exercise of certain Warrants, which are currently exercisable by Mr. Brian Stewart, (ii) 281,250 shares of Common Stock upon the exercise of stock options, which are currently exercisable or will be exercisable within 60 days of the date of this Schedule 13D, and (iii) 730,000 shares of Common Stock beneficially owned by Mr. Brian Stewart.   Pursuant to a Voting Agreement by and between Compass Global Management, Ltd. and Mr. Brian Stewart dated April 8, 2010, each agreed to vote their respective shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand (as defined below) and against any proposals reasonably likely to defeat, hinder, or delay such proposals.

(2) Represents 4,381,535 shares of Common Stock over which Mr. Brian Stewart holds a limited irrevocable proxy.  The proxy was granted to Mr. Brian Stewart pursuant to a Voting Agreement and Irrevocable Proxy dated April 7, 2010, by each of DSAM Fund, LP, Arizona Bay Technology Ventures, LP, and Arizona Bay, LLC, and dated April 8, 2010, by each of Radisson Trading Company and A Plus International, Inc.  Pursuant to the terms of the Voting Agreement and Irrevocable Proxy, Mr. Brian Stewart was granted a limited irrevocable proxy to vote the foregoing shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals, and any other matter that may come before the Special Meeting (as defined below), in the sole discretion of Mr. Brian Stewart.   In addition, each party to the Voting Agreement and Irrevocable Proxy agreed to vote their respective shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals. Mr. Brian Stewart disclaims beneficial ownership of such shares of Common Stock.

(3)  Includes 1,600,000 shares of Common Stock and 1,000,000 shares of Common Stock issuable upon the exercise of certain Warrants, which are currently exercisable by Compass Global Management, Ltd., subject to a Voting Agreement by and between Compass Global Management, Ltd. and Mr. Brian Stewart dated April 8, 2010, pursuant to which each agreed to vote their respective shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals. Mr. Brian Stewart disclaims beneficial ownership of such shares of Common Stock.

1	Names of Reporting Persons William Stewart
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 596,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 596,000 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 596,000
12	Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11) 2.53%
14	Type of Reporting Person (see instructions) IN

(1)  Represents (i) 100,000 shares of Common Stock issuable upon the exercise of certain Warrants, which are now exercisable by Mr. William Stewart, and (ii) 496,000 shares of Common Stock owned directly by Mr. William Stewart.

1	Names of Reporting Persons Francis Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 3,206,840 (1)(2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,206,840 (1)(2)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,840
12	Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11) 13.67%
14	Type of Reporting Person (see instructions) IA

(1) Represents 152,640 shares of Common Stock beneficially owned by Francis Capital Management, LLC.

(2) Represents 3,054,200 shares of Common Stock owned of record by Catalysis Partners LLC and Catalysis Offshore Ltd.  Francis Capital Management, LLC has sole voting and investment power over such shares owned of record by Catalysis Partners LLC and Catalysis Offshore Ltd.  As a result, Francis Capital Management, LLC may be deemed to have beneficial ownership of the 3,054,200 shares of Common Stock owned of record by Catalysis Partners LLC and Catalysis Offshore Ltd.  Francis Capital Management, LLC disclaims beneficial ownership of such shares of Common Stock.

1	Names of Reporting Persons John P. Francis
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 3,206,840 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,206,840 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,840
12	Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11) 13.67%
14	Type of Reporting Person (see instructions) IN, HC

(1)  Represents 3,206,840 shares of Common Stock owned of record by Catalysis Partners LLC, Catalysis Offshore Ltd. and Francis Capital Management, LLC.  John P. Francis, in his role as the manager of Francis Capital Management, LLC, controls its voting and investment decisions, and may be deemed to have beneficial ownership of the 3,206,840 shares of Common Stock owned of record by Catalysis Partners LLC, Catalysis Offshore Ltd. and Francis Capital Management, LLC.  Mr. Francis disclaims beneficial ownership of such shares of Common Stock..

1	Names of Reporting Persons Catalysis Partners, LLC
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 1,718,864
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,718,864
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,718,864
12	Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11) 7.33%
14	Type of Reporting Person (see instructions) PN

1	Names of Reporting Persons Catalysis Offshore Ltd.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 1,335,336
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,335,336
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,336
12	Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11) 5.69%
14	Type of Reporting Person (see instructions) CO

1	Names of Reporting Persons Radisson Trading Company
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)
	8	Shared Voting Power 1,696,000 (1)
	9	Sole Dispositive Power 1,696,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,696,000
12	Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11) 7.23%
14	Type of Reporting Person (see instructions) CO

(1) Pursuant to a Voting Agreement and Irrevocable Proxy dated April 8, 2010, (i) Radisson Trading Company granted Mr. Brian Stewart an irrevocable proxy to vote its shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals, and any other matter that may come before the Special Meeting, in the sole discretion of Mr. Brian Stewart and (ii) Radisson Trading Company and Mr. Brian Stewart each agreed to vote their respective shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals.

1	Names of Reporting Persons A Plus International, Inc.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)
	8	Shared Voting Power 1,100,000 (1)
	9	Sole Dispositive Power 1,100,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000
12	Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11) 4.69%
14	Type of Reporting Person (see instructions) CO

(1) Pursuant to a Voting Agreement and Irrevocable Proxy dated April 8, 2010, (i) A Plus International, Inc. granted Mr. Brian Stewart an irrevocable proxy to vote its shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals, and any other matter that may come before the Special Meeting, in the sole discretion of Mr. Brian Stewart and (ii) A Plus International, Inc. and Mr. Brian Stewart each agreed to vote their respective shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals.

1	Names of Reporting Persons Compass Global Management, Ltd.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)
	8	Shared Voting Power 3,759,250 (1)(2)
	9	Sole Dispositive Power 2,600,000 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,759,250
12	Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11) 15.11%
14	Type of Reporting Person (see instructions) CO

(1) Represents (i) 1,600,000 shares of Common Stock beneficially owned by Compass Global Management, Ltd. and (ii) 1,000,000 shares of Common Stock issuable upon the exercise of Warrants currently exercisable.  Pursuant to a Voting Agreement by and between Compass Global Management Limited and Mr. Brian Stewart dated April 8, 2010, each agreed to vote their respective shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals.

(2) Represents 1,159,250 shares of Common Stock beneficially owned by Mr. Brian Stewart which are subject to a Voting Agreement by and between Compass Global Management, Ltd. and Mr. Brian Stewart dated April 8, 2010, pursuant to which each agreed to vote their respective shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals. Compass Global Management, Ltd. disclaims beneficial ownership of such shares of Common Stock.

1	Names of Reporting Persons DSAM Fund LP
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)
	8	Shared Voting Power 1,214,761 (1)
	9	Sole Dispositive Power 1,214,761
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,214,761
12	Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11) 5.18%
14	Type of Reporting Person (see instructions) PN

(1) Pursuant to a Voting Agreement and Irrevocable Proxy dated April 7, 2010, DSAM Fund, LP granted Mr. Brian Stewart an irrevocable proxy to vote its shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals and any other matter that may come before the Special Meeting, in the sole discretion of Mr. Brian Stewart.

1	Names of Reporting Persons Arizona Bay Technology Ventures, LP
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)
	8	Shared Voting Power 318,214(1)
	9	Sole Dispositive Power 318,214
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 318,214
12	Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11) 1.36%
14	Type of Reporting Person (see instructions) PN

(1) Pursuant to a Voting Agreement and Irrevocable Proxy dated April 7, 2010, Arizona Bay Technology Ventures, LP granted Mr. Brian Stewart an irrevocable proxy to vote its shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals and any other matter that may come before the Special Meeting, in the sole discretion of Mr. Brian Stewart.

1	Names of Reporting Persons Arizona Bay LLC
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)
	8	Shared Voting Power 52,560 (1)
	9	Sole Dispositive Power 52,560
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,560
12	Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person (see instructions) OO

(1) Pursuant to a Voting Agreement and Irrevocable Proxy dated April 7, 2010, Arizona Bay, LLC granted Mr. Brian Stewart an irrevocable proxy to vote its shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals and any other matter that may come before the Special Meeting, in the sole discretion of Mr. Brian Stewart.

CUSIP NO. 70322H10 6

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.33 per share (the “Common Stock”), and warrants to purchase Common Stock (the “Warrants”), of Patient Safety Technologies, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 5 Caufield Place, Suite 102, Newtown, PA 18940.

Item 2. Identity and Background

(a)	This statement is being jointly filed on behalf of:

(i)	Brian Stewart, a U.S. citizen;

(ii)	William Stewart, a U.S. citizen;

(iii)	Catalysis Partners, LLC, a Delaware limited liability company;

(iv)	Catalysis Offshore, Ltd., a Cayman Islands exempted company;

(v)	Francis Capital Management, LLC, a California limited liability company;

(vi)	John P. Francis, a U.S. citizen;

(vii)	Radisson Trading Company, a Hong Kong corporation;

(viii)	A Plus International, Inc., a California corporation;

(ix)	Compass Global Management, Ltd., a Cayman Islands exempted company;

(x)	DSAM Fund LP, a Cayman Islands exempted limited partnership;

(xi)	Arizona Bay Technology Ventures, LP, a Cayman Islands exempted limited partnership; and

(xii)	Arizona Bay LLC, a California limited liability company.

 Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.  The statements in this Schedule 13D concerning each Reporting Person are made solely by such Reporting Person.

(b) The address of the principal office of Brian Stewart is 1905 Oak Avenue, Manhattan Beach, California 90266.

      The address of the principal office of William Stewart is 426 North Foy’s Lake Road, Kalispell, MT 59901.

      The address of the principal office of each of Catalysis Partners, LLC, Catalysis Offshore Ltd., Francis Capital Management, LLC, and John P. Francis is 2400 Broadway, Suite 220, Santa Monica, California 90404.

                 The address of the principal office of Radisson Trading Company is RM 1502-4, Righteous Centre, 585 Nathan Road, Mongkok, Kowloon, Hong Kong.

                 The address of the principal office of A Plus International, Inc. is 5138 Eucalyptus Avenue, Chino, California 91710.

                 The address of the principal office of Compass Global Management, Ltd. is c/o M&C Corporate Services limited, P.O. Box 309 GT, Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.

                 The address of the principal office of DSAM Fund, LP is 222 Broadway, 6th Floor New York, NY 10038.

                 The address of the principal office of Arizona Bay Technology Ventures, LP and Arizona Bay LLC is 3340 Redwood Road, Napa, CA 94558.

         (c)  The principal business of Brian Stewart is a private investor.

                 The principal business of William Stewart is a medical doctor.

                 The principal business of Francis Capital Management, LLC is to act as the investment manager for Catalysis Partners, LLC and Catalysis Offshore Ltd., and its affiliated private investment funds.  The principal business of Catalysis Partners, LLC and Catalysis Offshore Ltd. is investing in securities. The principal business of John P. Francis is to act as the president and managing director of Francis Capital Management, LLC.

                 The principal business of Radisson Trading Company is the trading of international securities.

                 The principal business of A Plus International, Inc. is manufacturing a variety of surgical dressings including sterile and bulk O.R. towels, laparotomy sponges and woven and non-woven gauze sponges.

                 The principal business of Compass Global Management, Ltd. is the trading of securities.

                 The principal business of DSAM Fund, LP is the trading of securities.

                 The principal business of Arizona Bay Technology Ventures, LP is investing in technology companies.

                 The principal business of Arizona Bay LLC is building and funding information technology applications for the inventor community.

           (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Purchases by the Reporting Persons were either made with personal funds or working capital.

Item 4. Purpose of Transaction

In consideration for the sale of their company, SurgiCount Medical, to the Issuer, Mr. Brian Stewart and Mr. William Stewart each received (i) 300,000 shares of Common Stock and (ii) an earn-out equal to an additional 50,000 shares of Common Stock.  The remaining shares of Common Stock of Mr. Brian Stewart and Mr. William Stewart and the shares of Common Stock of the other Reporting Persons were originally purchased for investment purposes.

Subject to overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Currently, the Reporting Persons are determined to attempt to change or influence control of the Issuer and assert their rights as stockholders.  On April 9, 2010, the Reporting Persons delivered a Demand for Special Meeting of the Stockholders of the Issuer (the “Special Meeting Demand”) for the purpose of considering and acting upon the following matters at a special meeting of stockholders (the “Special Meeting”):

1.  Removal, without cause, of the following directors of the Issuer:
•	Howard Chase
•	Steven Kane
•	Loren McFarland
•	Eugene Bauer
•	William Hitchcock

2.  Removal, without cause, of (i) any director of the Issuer appointed to fill a vacancy created by the resignation of any of the foregoing directors named in Proposal 1 above and (ii) any director of the Issuer appointed to fill a vacancy caused by an increase in the size of the Board of Directors of the Issuer that is effected between April 9, 2010, and the conclusion of the Special Meeting.

3.  Repeal of any amendment to the bylaws of the Issuer adopted by the Board of Directors of the Issuer between April 9, 2010, and the conclusion of the Special Meeting.

A copy of the Special Meeting Demand is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the Special Meeting, the Reporting Persons may file and disseminate a separate proxy statement and proxy card relating to proposals to be voted upon at the Special Meeting.

On April 9, 2010, in connection with the Special Meeting Demand, Brian Stewart delivered a Demand to Inspect Stocklist Pursuant to Section 220 of the Delaware General Corporation Law (the “Stocklist Demand”).

A copy of the Stocklist Demand is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

As a result, the Reporting Persons may be deemed to hold shares of Common Stock with a purpose or effect of changing or influencing control of the Issuer and may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-5(b)(1) of the Exchange Act.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, nominating or recommending additional candidates to serve as members of the Board of Directors of the Issuer, having discussions with other stockholders and potential nominees to the Board of Directors of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 23,456,063 shares of Common Stock outstanding, as of March 29, 2010, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2010.

A.    Brian Stewart

        (a)   As of the close of business on April 9, 2010, Mr. Brian Stewart beneficially owned (i) 148,000 shares of Common Stock issuable upon the exercise of certain Warrants, which are currently exercisable by Mr. Brian Stewart, (ii) 281,250 shares of Common Stock upon the exercise of stock options, which are currently exercisable or will be exercisable within 60 days of the date of this Schedule 13D, and (iii) 730,000 shares of Common Stock.

         Includes 4,381,535 shares of Common Stock over which Mr. Brian Stewart holds a limited irrevocable proxy.  The proxy was granted to Mr. Brian Stewart pursuant to a Voting Agreement and Irrevocable Proxy dated April 7, 2010, by each of DSAM Fund, LP, Arizona Bay Technology Ventures, LP, and Arizona Bay, LLC, and dated April 8, 2010, by each of Radisson Trading Company and A Plus International, Inc.  Pursuant to the terms of the Voting Agreement and Irrevocable Proxy, Mr. Brian Stewart was granted a limited irrevocable proxy to vote the foregoing shares of Common Stock in favor of the proposals referred to in the Demand for Special Meeting and against any proposals reasonably likely to defeat, hinder, or delay such proposals, and any other matter that may come before the Special Meeting, in the sole discretion of Mr. Brian Stewart.   Mr. Brian Stewart disclaims beneficial ownership of such shares of Common Stock. Also includes 1,600,000 shares of Common Stock and 1,000,000 shares of Common Stock issuable upon the exercise of certain Warrants, which are currently exercisable by Compass Global Management, Ltd., subject to a Voting Agreement by and between Compass Global Management, Ltd. and Mr. Brian Stewart dated April 8, 2010, pursuant to which each agreed to vote their respective shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals. Mr. Brian Stewart disclaims beneficial ownership of such shares of Common Stock.

                 Percentage:  Approximately 32.71%

         (b)     1.  Sole power to vote or direct to vote: 0
                   2.  Shared power to vote or direct to vote: 8,140,785
                   3.  Sole power to dispose or direct the disposition: 1,159,250
                   4.  Sole power to dispose or direct the disposition: 0

B.   William Stewart

         (a)   As of the close of business on April 9, 2010, Mr. William Stewart beneficially owned 596,000 shares of Common Stock.

                 Percentage:  Approximately 2.53%

          (b)    1.  Sole power to vote or direct to vote: 596,000
                   2.  Shared power to vote or direct to vote: 0
                   3.  Sole power to dispose or direct the disposition: 596,000
                   4.  Sole power to dispose or direct the disposition: 0

C.    Catalysis Partners, LLC

         (a)   As of the close of business on April 9, 2010, Catalysis Partners LLC beneficially owned 1,718,864 shares of Common Stock.

                 Percentage:  Approximately 7.33%

          (b)         1.  Sole power to vote or direct to vote: 1,718,864
                        2.  Shared power to vote or direct to vote: 0
                        3.  Sole power to dispose or direct the disposition: 1,718,864
                        4.  Sole power to dispose or direct the disposition: 0

D.  Catalysis Offshore Ltd.

          (a)   As of the close of business on April 9, 2010, Catalysis Offshore Ltd. beneficially owned 1,335,336 shares of Common Stock.

                 Percentage:  Approximately 5.69%

          (b)    1.  Sole power to vote or direct to vote: 1,335,336
                   2.  Shared power to vote or direct to vote: 0
                   3.  Sole power to dispose or direct the disposition: 1,335,336
                   4.  Sole power to dispose or direct the disposition: 0

E.  Francis Capital Management, LLC

          (a)   As of the close of business on April 9, 2010, Francis Capital Management, LLC beneficially owned 152,640 shares of Common Stock.  Because Francis Capital Management, LLC has sole voting and investment power over Catalysis Partners LLC’s and Catalysis Offshore Ltd’s shares of Common Stock, Francis Capital Management, LLC may be deemed to have beneficial ownership of the 3,054,200 shares of Common Stock owned of record by Catalysis Partners, LLC, Catalysis Offshore Ltd. and Francis Capital Management, LLC.  Francis Capital Management, LLC disclaims beneficial ownership of such shares of Common Stock.

                 Percentage:  Approximately 13.67%

          (b)    1.  Sole power to vote or direct to vote: 3,206,840
                   2.  Shared power to vote or direct to vote: 0
                   3.  Sole power to dispose or direct the disposition: 3,206,840

                   4.  Sole power to dispose or direct the disposition: 0

F.  John P. Francis

         (a)   John P. Francis, in his role as the manager of Francis Capital Management, LLC, controls its voting and investment decisions, Mr. Francis may be deemed to have beneficial ownership of the 3,206,840 shares of Common Stock owned of record by Catalysis Partners, LLC, Catalysis Offshore Ltd. and Francis Capital Management, LLC.  Mr. Francis disclaims beneficial ownership of such shares of Common Stock.

                 Percentage:  Approximately 13.67%

         (b)     1.  Sole power to vote or direct to vote: 3,206,840
                   2.  Shared power to vote or direct to vote: 0
                   3.  Sole power to dispose or direct the disposition: 3,206,840
                   4.  Sole power to dispose or direct the disposition: 0

G.  Radisson Trading Company

          (a)   As of the close of business on April 9, 2010, Radisson Trading Company beneficially owned 1,696,000 Shares.  Pursuant to a Voting Agreement and Irrevocable Proxy dated April 8, 2010, Radisson Trading Company granted Mr. Brian Stewart an irrevocable proxy to vote its shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals and any other matter that may come before the Special Meeting, in the sole discretion of Mr. Brian Stewart, and agreed with Mr. Brian Stewart to vote its shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals.

                 Percentage:  Approximately 7.23%

         (b)     1.  Sole power to vote or direct to vote: 0
                   2.  Shared power to vote or direct to vote: 1,696,000
                   3.  Sole power to dispose or direct the disposition: 1,696,000
                   4.  Sole power to dispose or direct the disposition: 0

H.  A Plus International, Inc.

      (a)   As of the close of business on April 9, 2010, A Plus International, Inc. beneficially owned 1,100,000 shares of Common Stock.  Pursuant to a Voting Agreement and Irrevocable Proxy dated April 8, 2010, A Plus International, Inc. granted Mr. Brian Stewart an irrevocable proxy to vote its shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals and any other matter that may come before the Special Meeting, in the sole discretion of Mr. Brian Stewart, and agreed with Mr. Brian Stewart to vote its shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals.

                 Percentage:  Approximately 4.69%

      (b)        1.  Sole power to vote or direct to vote: 0
                   2.  Shared power to vote or direct to vote: 1,100,000
                   3.  Sole power to dispose or direct the disposition: 1,100,000
                   4.  Sole power to dispose or direct the disposition: 0

I.   Compass Global Management, Ltd.

      (a)   As of the close of business on April 9, 2010, Compass Global Management, Ltd. beneficially owned 1,600,000 Shares and Warrants to acquire 1,000,000 shares of Common Stock.  Includes 1,159,250 shares of Common Stock beneficially owned by Mr. Brian Stewart subject to a Voting Agreement by and between Compass Global Management, Ltd. and Mr. Brian Stewart dated April 8, 2010, pursuant to which each agreed to vote their respective shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals. Compass Global Management, Ltd. disclaims beneficial ownership of such shares of Common Stock.

                 Percentage:  Approximately 15.11%

     (b)         1.  Sole power to vote or direct to vote: 0

                   2.  Shared power to vote or direct to vote: 3,759,250
                   3.  Sole power to dispose or direct the disposition: 3,759,250
                   4.  Sole power to dispose or direct the disposition: 0

J.  DSAM Fund, LP

      (a)   As of the close of business on April 9, 2010, DSAM Fund LP beneficially owned 1,214,761 shares of Common Stock.  Pursuant to the Voting Agreement and Irrevocable Proxy dated April 7, 2010, DSAM Fund LP granted Mr. Brian Stewart an irrevocable proxy to vote its shares of Common Stock in favor of the proposals referred to in the Demand for Special Meeting and against any proposals reasonably likely to defeat, hinder, or delay such proposals and any other matter that may come before the Special Meeting, in the sole discretion of Mr. Brian Stewart, and agreed with Mr. Brian Stewart to vote its shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals..

                 Percentage:  Approximately 5.18%

       (b)    1.  Sole power to vote or direct to vote: 0
                2.  Shared power to vote or direct to vote: 1,214,761
                3.  Sole power to dispose or direct the disposition: 1,214,761
                4.  Sole power to dispose or direct the disposition: 0

K.  Arizona Bay Technology Ventures, LP

      (a)   As of the close of business on April 9, 2010, Arizona Bay Technology Ventures, LP beneficially owned 318,214 Shares.  Pursuant to a Voting Agreement and Irrevocable Proxy dated April 7, 2010, Arizona Bay Technology Ventures, LP granted Mr. Brian Stewart an irrevocable proxy to vote its shares of Common Stock in favor of the proposals referred to in the Demand for Special Meeting and against any proposals reasonably likely to defeat, hinder, or delay such proposals and any other matter that may come before the Special Meeting, in the sole discretion of Mr. Brian Stewart, and agreed with Mr. Brian Stewart to vote its shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals.

                 Percentage:  Approximately 1.36%

       (b)       1.  Sole power to vote or direct to vote: 0
                   2.  Shared power to vote or direct to vote: 318,214
                   3.  Sole power to dispose or direct the disposition: 318,214
                   4.  Sole power to dispose or direct the disposition: 0

L.  Arizona Bay LLC

      (a)   As of the close of business on April 9, 2010, Arizona Bay LLC beneficially owned 52,560 Shares.  Pursuant to the Voting Agreement and Irrevocable Proxy dated April 7, 2010, Arizona Bay LLC granted Mr. Brian Stewart an irrevocable proxy to vote its shares of Common Stock in favor of the proposals referred to in the Demand for Special Meeting and against any proposals reasonably likely to defeat, hinder, or delay such proposals and any other matter that may come before the Special Meeting, in the sole discretion of Mr. Brian Stewart, and agreed with Mr. Brian Stewart to vote its shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals.

                 Percentage:  Less than 1%

       (b)       1.  Sole power to vote or direct to vote: 0
                   2.  Shared power to vote or direct to vote: 52,560
                   3.  Sole power to dispose or direct the disposition: 52,560
                   4.  Sole power to dispose or direct the disposition: 0

      (c) Other than DSAM Fund, LP, which on February 26, 2010 bought 5,000 shares of Common Stock for $1.15 per share on the open market, none of the other Reporting Persons has entered into any transactions in the shares of Common Stock in the past 60 days.

      (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of such Shares.

      (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of DSAM Fund, LP, Arizona Bay Technology Ventures, LP, and Arizona Bay, LLC executed a Voting Agreement and Irrevocable Proxy with Mr. Brian Stewart, dated April 7, 2010, pursuant to which (i) each agreed to vote their respective shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals and (ii) each of DSAM Fund, LP, Arizona Bay Technology Ventures, LP, and Arizona Bay, LLC granted Mr. Brian Stewart an irrevocable proxy to vote their respective shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals and any other matter that may come before the Special Meeting, in the sole discretion of Mr. Brian Stewart.

Each of Radisson Trading Company and A Plus International, Inc. executed a Voting Agreement and Irrevocable Proxy with Mr. Brian Stewart, dated April 8, 20210, pursuant to which (i) each agreed to vote their respective shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals and (ii) each of Radisson Trading Company and A Plus International, Inc. granted Mr. Brian Stewart an irrevocable proxy to vote their respective shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals and any other matter that may come before the Special Meeting, in the sole discretion of Mr. Brian Stewart.

A form of Voting Agreement and Irrevocable Proxy is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Compass Global Management, Ltd. and Mr. Brian Stewart executed a Voting Agreement, dated April 8, 2010, pursuant to which each agreed to vote their respective shares of Common Stock in favor of the proposals referred to in the Special Meeting Demand and against any proposals reasonably likely to defeat, hinder, or delay such proposals.  A copy of the Voting Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On April 14, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws  A copy of this agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

                Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

99.1 Demand for Special Meeting, dated April 9, 2010
99.2 Demand for Stocklist, dated April 9, 2010
99.3 Form of Voting Agreement and Irrevocable Proxy, with table of parties granting proxies
99.4 Voting Agreement, dated April 8, 2010
99.5 Joint Filing Agreement, dated April 14, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 13, 2010

/s/ Brian Stewart		/s/ William Stewart
Brian Stewart		William Stewart

FRANCIS CAPITAL MANAGEMENT, LLC

		By:	/s/ John P. Francis
Name: John P. Francis
/s/ John P. Francis		Title: Managing Member
John P. Francis
CATALYSIS PARTNERS, LLC		CATALYSIS OFFSHORE, LTD.

By: Francis Capital Management, its Managing Member		By: Francis Capital Management, LLC,
its Manager
By:	/s/ John P. Francis
Name: John P. Francis		By:	/s/ John P. Francis
Title: Managing Member		Name: John P. Francis
Title: Managing Member

RADISSON TRADING COMPANY		A PLUS INTERNATIONAL, INC.

By:	/s/ Huei Ping Peng	By:	/s/ Wenchen Lin
Name: Huei Ping Peng		Name: Wenchen Lin
Title: President		Title: President

COMPASS GLOBAL MANAGEMENT LIMITED		DSAM FUND LP

By:	/s/ Thomas Wallace	By:	/s/ Angelica Morrone
Name: Thomas Wallace		Name: Angelica Morrone
Title:		Title: General Partner

ARIZONA BAY TECHNOLOGY VENTURES, L.P.		ARIZONA BAY, LLC

By: Arizona Bay Technology Management, L.P.		By:	/s/ David Graham
Its: General Partner		Name: David Graham
Title: Managing Partner
By: Arizona Bay Technology Management, Ltd.
Its: General Partner

By:	/s/ David Graham
Name: David Graham
Title: Director